

Shawn Wehan · 1st

Givsum CEO, Philanthropist, Exec...

Orange County, CA

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Shawn posted · 1w

Taking advice/feedback from investors is an interesting experience as a CEO. Some investors are contrarians in which everything you do is seen through a lens of "you suck Shawn, now get better," others are super positive ...see more



Invest in Givsum, Inc.: Software that increases a charity's efficiency and helps them raise more money. | Wefunder

My Co-Founders and I have been involved in the charitable space in

 13 · 5 Comments



Robert Kollar

General Counsel | Business Litigation & Transactions

1mo ·

While many of you know that I've spent the last five years helping found and develop a software company, most of you probably don't know what it is that Givsum does. ...see more



Givsum, Inc.

589 followers

1mo ·

If you've ever wanted to invest in a startup, here's your chance. After years of developing the Givsum software platform, we took it to the open market in 2020 ...see more



ehind the current one



Shawn Wehan

Yesterday at 9:35 AM · 🌐



Update: We are under $20,000 to complete our new goal of $600,000 - This weekend we'll be at the Rotary International Southwest PETS in Los Angeles, and have a shot on goal with RI "Preferred Vendor Status" along with 500+ Rotary Clubs. It'll be an exciting weekend of accelerated sales. Investments can be as small as $100 - $5,000!

Fundraiser
Givsum Foundation

$6,278.82
TOTAL RAISED

DONATIONS	VOLUNTEERS	TICKETS	ITEMS	PACKAGES	INVOICES

$6,278.82 TOTAL	$6,278.82 TRANSACTIONS	$8.01 FEES COVERED	95 % COVERED %	$0.00 LOGGED

DONOR			DONATIONS	TOTAL
ALEX COOPER		RECEIPT SUMMARY	1	$75.50
SALLY SMITH		RECEIPT SUMMARY	1	$200.42

WEFUNDER.COM

Invest in Givsum, Inc.: Software helping nonprofits raise more money and operate more productively. | Wefunder

 **Shawn Wehan**
February 8 at 10:16 AM · 🌐



Our lead investor, James Haluszczak, along with Timothy Haluszczak and SteelBridge Labs have been absolutely extraordinary in their support and leadership of Givsum.

Here is James' lead investor quote posted today on Wefunder: "We invested in Givsum because of their approach to modernizing the charitable giving process by targeting established organizations, such as Rotary International, who have already mastered the charitable giving industry. Further, Givsum also partners... **See more**

WEFUNDER.COM

Invest in Givsum, Inc.: Software that helps charities raise more money + run more effectively | Wefunder

 **Robert Kollar**

January 17 ·

While many of you know that I've spent the last five years helping found and develop a software company, most of you probably don't know what it is that Givsum does. It's a platform that helps charitable organizations increase their productivity and raise more money, all at a cost that provides our customers with the greatest value. To learn more about and/or invest in Givsum, click the link below. If you have any questions, send me a DM or give me a call. I'd love to hear from you.

WEFUNDER.COM

Invest in Givsum, Inc.: Software that increases a charity's efficiency and helps them raise more money. | Wefunder



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